

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 21, 2011

Via E-mail
Georges Benarroch
President, Chief Executive Officer and
Acting Chief Financial Officer
Kyto Biopharma, Inc.
B1-114 Belmont Street
Toronto, Ontario, Canada M5R 1P8

     Re: Kyto Biopharma, Inc.
              Form 10-K for Fiscal Year Ended March 31, 2011
              Filed June 29, 2011
              File No. 000-50390

Dear Mr. Benarroch:

     We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

              Sincerely,

              /s/ Jeffrey Riedler

              Jeffrey Riedler
              Assistant Director